Pricing Supplement No. 20 dated July 9, 2003 (to Prospectus dated November 18, 2002 and Prospectus Supplement dated November 18, 2002)	Filed under Rule 424(b)(3) File No. 333-90316

SLM Corporation
Medium Term Notes, Series A
Due 9 Months or Longer From the Date of Issue

Principal Amount:	$50,000,000	Floating Rate Notes:	☐	Fixed Rate Notes:	☒
Original Issue Date:	June 16, 2003	Closing Date: July 16, 2003		CUSIP Number:	78442F AX6
Maturity Date:	June 15, 2018	Option to Extend Maturity:	☒ No	Specified Currency:	U.S. Dollars
		If Yes, Final Maturity Date:	☐ Yes
Redeemable in whole or in part at the option of the Company:	☐ No	Redemption Price:	100% of the principal amount of the Notes plus accrued and unpaid interest to the date fixed for redemption.
	☒ Yes	Redemption Dates:	June 15, 2008 and each December 15th and June 15th thereafter during the term of the Notes upon at least 20 days but not more than 90 days written notice to holders of the Notes.
Repayment at the option of the Holder:	☒ No	Repayment Price:	Not Applicable.
	☐ Yes	Repayment Dates:	Not Applicable.

Applicable to Fixed Rate Notes Only:

Interest Rate:	5.00%.	Interest Payment Dates:	Each June 15th and December 15th during the term of the Notes unless earlier redeemed, beginning December 15, 2003, subject to adjustment in accordance with the following business day convention.
Interest Accrual Method:	30/360	Interest Periods:
From and including the Closing Date or each June 15th or December 15th thereafter, as the case may be, to and including the next succeeding June 14th or December 14th, as the case may be, unless earlier redeemed, with no adjustment to period end dates for accrual purposes.

The Medium Term Notes, Series A that we are offering by this pricing supplement are a further issuance of, are fungible with and are consolidated to form a single series with, our 5.00% Fixed Rate Callable Medium Term Notes, Series A due June 15, 2018 issued on June 16, 2003. The 5.00% Fixed Rate Callable Medium Term Notes, Series A being offered by this pricing supplement will have the same CUSIP number and will trade interchangeably with the previously issued 5.00% Fixed Rate Callable Medium Term Notes, Series A due June 15, 2018 immediately upon settlement. Currently, $150,000,000 aggregate principal amount of those notes are outstanding. This issuance will increase the aggregate principal amount of the outstanding 5.00% Fixed Rate Callable Medium Term Notes, Series A due June 15, 2018 to $200,000,000.

Credit Suisse First Boston

July 9, 2003

MTN 0041

Form:	Book-entry.
Denominations:	$1,000 minimum and integral multiples of $1,000 in excess thereof.
Trustee:	JPMorgan Chase Bank, formerly known as The Chase Manhattan Bank.
Agent:	Credit Suisse First Boston LLC is acting as underwriter in connection with this issuance.
Issue Price:	97.71%.
Agents' Commission:	0.50%.
Net Proceeds to Issuer:	97.21%.
Net Proceeds:	$48,605,000 (plus accrued interest of $208,333.33).
Concession:	0.30%
Reallowance:	0.25%
CUSIP Number:	78442F AX6
ISIN Number:	US78442F AX69

An affiliate of the underwriter has agreed to enter into a swap transaction with the issuer of the Notes, and the underwriter may receive compensation from such affiliate in connection with the swap transaction.

Obligations of SLM Corporation and any subsidiary of SLM Corporation are not guaranteed by the full faith and credit of the United States of America. Neither SLM Corporation nor any
subsidiary of SLM Corporation (other than Student Loan Marketing Association) is a government-sponsored enterprise or an instrumentality
of the United States of America.

MTN 0041